EXHIBIT 12.1

DiamondRock Hospitality Company

Ratio of Earnings to Combined Fixed Charges and Preferered Stock Dividends

	Year Ended
	December 31, 2006	December 31, 2005
	(in thousands)
Income (Loss) Before Income Taxes	$38,594	$(8,689)
Fixed Charges	40,547	19,927
Amortization of Capitalized Interest	77	7
Capitalized Interest	(604)	(128)
Earnings	$78,614	$11,117
Fixed Charges:
Interest Expense	$36,934	$17,367
Portion of Rent Related to Interest	3,009	2,432
Capitalized Interest	604	128
Fixed Charges	40,547	19,927
Preferred Stock Dividends	—	—
Combined Fixed Charges and Preferred Stock Dividends	$40,547	$19,927
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.9	—
Deficiency	$—	$8,810